American Bonanza Gold Mining Corp.
Management’s Discussion and Analysis

General

The following discussion of performance, financial condition and analysis should be read in conjunction with the Audited Consolidated Financial Statements of American Bonanza Gold Mining Corp. (the “Corporation”) and the notes thereto for the years ended December 31, 2003 and 2002 and the Unaudited Consolidated Financial Statements for the six months ended June 30, 2004.

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below.

Description of Business

The Corporation is a development stage mining company engaged in the identification, acquisition, exploration and development of high-grade precious metals properties primarily located in the Great Basin of the American Southwest. The Copperstone gold project in Arizona, USA is currently the subject of a significant development drilling program with the objective of identifying sufficient measured and indicated resources to justify an underground, high-grade gold mine.

The Corporation conducts its exploration and development activities independently as well as through option or earn-in arrangements.

Overview of Performance

The Corporation’s financial condition continues to improve with the Corporation’s working capital increasing from $13,089,684 to $14,335,455 at June 30, 2004. This increase was primarily attributed to warrant exercises in the current period. The loss for the six months ended June 30, 2004 was $632,997 or nil per share compared with a net loss of $274,171 or nil per share for the comparable period in 2003.

The Corporation’s current development program at Copperstone is estimated to require up to $8 million ($1,955,607 incurred in the current period) of the Corporation’s current working capital to achieve a production decision on the Copperstone gold project during 2005. The current work programs at Copperstone fall into two main efforts. First, drilling programs are underway to convert resources into reserves and increase the confidence level of the resources to the measured and indicated resource category. Second, substantial drilling and other exploration programs are underway to expand the resources through the discovery of new gold zones.

The next stage of evaluation will be comprised of work programs required to complete a bankable feasibility study. This work will be based on reserves and measured and indicated resources, and will focus on metallurgical testing of a bulk ore sample, environmental and geo-technical studies and detailed estimates of the capital and operating costs. Current programs of underground and surface drilling, drifting, cross-cutting and sampling will provide detailed assay and geologic data describing the reserves and resources. Following completion of this work, if the results warrant, the Corporation will be obtaining an updated independent technical report in accordance with Canadian National Policy 43-101 and will make a production decision for Copperstone.

Selected Information

The following table sets forth selected consolidated financial information of the Corporation for, and as of the end of, each of the last three fiscal years ended December 31, 2003 and the six month period ending June 30, 2004. The selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements of the Corporation.

	June 30,	December 31,
	2004	2003	2002	2001
	(Unaudited)
	$	$	$	$
Net loss	632,997	605,214	485,054	1,083,622
Net loss per share	0.00	0.01	0.01	0.02
Total cash and cash equivalents	14,340,725	13,406,295	1,616,691	12,968
Working capital (deficiency)	14,335,455	13,089,684	105,622	(1,222,858)
Total debt	Nil	Nil	1,722,131	Nil
Total assets	28,653,032	25,006,389	10,659,685	6,158,121
Shareholders’equity	28,039,527	24,202,178	7,696,078	4,593,641

Results of Operations

For the six months ended June 30, 2004, the Corporation had a net loss of $632,997 or nil per share compared with a net loss of $274,171 or nil per share in 2003. The increase from the comparable period was primarily attributable to the increase in both general and administrative and exploration expenditures which were partially offset from increased interest income.

Interest income increased to $165,292 from $30,028 in the comparable period which was the direct result of increased cash balances over the comparable period in 2003. General and administrative expenditures increased to $579,016 from $221,853 in the comparable period which was the direct result of increased personnel costs and public company related expenditures. Increased activity also contributed to $38,320 in business development related expenditures associated with the continual review of various corporate development opportunities. Public company expenses increased from $82,698 to $164,293 as a direct result the Corporation’s investor relations initiatives in the period. Management fees, consulting and salaries increased from $108,457 to $385,973 as a direct result of increased personnel costs in the period.

Exploration expenditures reflecting those amounts not directly capitalized to mineral properties increased from $132,993 in 2003 to $195,049 in the comparable period which continue to reflect increased activity relating to ongoing project evaluations, investigation and acquisition. The Corporation continues to conduct project evaluations using its exploration technology which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. Exploration expenditures in the period also include all costs associated with maintaining the Corporation’s exploration office in Reno, Nevada.

Summary of Quarterly Results

Selected consolidated financial information for the most recently completely quarters of fiscal 2004, 2003 and 2002 are as follows:

	2004			2003				2002
	Jun.	Mar.	Mar.	Jun.	Sept.	Dec.	Mar.	Jun.	Sept.	Dec.
	$	$	$	$	$	$	$	$	$	$
Revenue	81,282	84,010	Nil	2,159	32,187	118,253	Nil	Nil	Nil	Nil
Net loss	491,260	141,737	33,232	240,939	156,506	174,537	55,478	67,131	194,123	168,322
Net loss per share	0.00	0.00	0.00	0.00	0.00	0.01	0.00	0.00	0.00	0.01

Liquidity and Capital Resources

The Corporation’s working capital as at June 30, 2004 was $14,335,455 compared with a working capital position of $13,089,684 as at December 31, 2003. The increase in working capital was primarily attributed to net proceeds of $4,249,777 from warrant exercises in the period net of development expenditures at Copperstone totaling $1,955,607 and exploration expenditures at the Gold Bar and the Corporation’s other exploration projects totaling $421,160.

During the period the Corporation continued its underground and surface exploration and development programs at the Copperstone project. A substantial detailed underground and surface drilling program is currently underway. It is anticipated that the extensive drilling from underground will locate and define the grade profile of the Copperstone Fault in the D-Zone, provide reserve-level detailed data, and assist in the design of future underground working and stopes. Total development and exploration expenditures during the period totaled $1,955,607 or $4,469,127 (December 31, 2003 -$2,513,520) since the Copperstone development program began in 2002.

As at June 30, 2004, the Corporation had cash of $14,340,725 compared to $13,406,295 as at December 31, 2003. In management’s opinion the Corporation’s current cash and working capital position as at June 30, 2004 will provide adequate funding for purposes of accelerating the Copperstone project, if results warrant, towards a bankable feasibility and to conduct further exploration programs on Gold Bar, Pamlico and its other recently acquired projects. The current work program at Copperstone falls into two main efforts. First, drilling programs are underway to convert resources into reserves and increase the confidence level of the resources to the measured and indicated resource categories. Second, substantial drilling and other exploration programs are underway to expand the resources through the discovery of new gold zones.

Critical Accounting Estimates and Risk Factors

Critical accounting estimates used in the preparation of the financial statements include the Corporation’s estimated recoverable value on its mineral properties. The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored and developed that ultimately achieve commercial production. At present, none the Corporation’s properties have a known body of commercial ore.

The Corporation’s estimated recoverable value on its mineral projects is based on estimated underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Corporation is in an industry that is exposed to a number of risks and uncertainties, including exploration, development, commodity, operating, ownership, political, funding, currency and environmental risk. While factoring these risks the Corporation has relied on very preliminary resource estimates on its properties, however, these assumptions are potentially subject to significant changes that are not yet determinable. Accordingly, there is always the potential for a material change to the presentation in the financial statements relating to the carrying value of the Corporation’s mineral properties.

Change in Accounting Policy

Effective January 1, 2004, the Corporation adopted the Canadian Institute of Chartered Accountants standard on stock-based compensation. Under this standard the Corporation is required to expense over the vesting period the fair value of stock options at the date of grant. As permitted by this standard the Corporation applied this change retroactively, without restatement, for options granted on or after January 1, 2002. As a result, the opening deficit as at January 1, 2004 was adjusted to reflect an expense of $2,874,967 relating to stock options granted since January 1, 2002 with a corresponding increase to contributed surplus. For the six months ended June 30, 2004, $220,568 in stock-based compensation expense was allocated to the Copperstone gold property.

Prior to January 1, 2004, no stock-based compensation expense was recognized when stock options were issued to employees and directors but pro forma disclosure was provided as if these grants were accounted for using the fair value method for stock options granted after January 1, 2002.

Use of Financial and Other Instruments

The Corporation has not entered into any specialized financial agreements to minimize its investment, currency or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the

Corporation’s financial condition and results of operations is currently its cash and cash equivalents, a substantial portion of which relate to the Corporation’s equity financings completed in 2003 and related warrant exercises during the current period. A significant portion of the Corporation’s cash balance is invested in short-term interest bearing investments.

Outlook

The Corporation will continue to focus the majority of its exploration and development efforts in the Great Basin and the American Southwest for purposes of the identifying, acquiring, exploring and developing high-grade precious metals properties. The Corporation will also continue to use its exploration technology which represents a sophisticated merger of comprehensive data, geological analysis, and software which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. In management’s opinion this technology will be the catalyst for future corporate growth.

As a mining company in the development stage the future liquidity of the Corporation will be affected principally by the level of its development and exploration expenditures and by its ability to raise an adequate level of capital through the capital markets. In management’s opinion the Corporation’s current working capital will be sufficient for funding its planned exploration and development expenditures in 2004 on the Copperstone project, achieving its exploration initiatives on its other exploration projects and meeting its ongoing obligations as they become due.